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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                                                  COMMISSION FILE NUMBER: 1-7697


     (Check One):  |X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q
|_|  Form N-SAR
     For Period Ended:      December 31, 2001
                        --------------------------------------------------------

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on From 11-K
      For the Transition Period Ended:
                                      ------------------------------------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant         I.C.H. CORPORATION
                         -------------------------------------------------------


Former name if applicable

--------------------------------------------------------------------------------


Address of principal executive office (Street and number)

                       9255 Towne Centre Drive, Suite 600
--------------------------------------------------------------------------------

City, state and zip code      San Diego, California 92121
                         -------------------------------------------------------

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PART II

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

      |X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      | |   (b)   The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date;

      | |   (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III

      State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed period.

      The Company filed a voluntary petition ("Bankruptcy Petition") under Chapter 11 of the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") (Jointly Administered Case No. 02-10485
(PCB)), on February 5, 2002. Since the date of the Bankruptcy Petition, the Company has principally engaged in dealing with Chapter 11-related matters. The Company's management and staff devote a significant portion of their time to administering the Chapter 11 case, including compiling reports for the Company's creditors and reviewing the restructuring of the Company's liabilities and obligations. In the wake of the Company's financial difficulties, the Company's accounting and financial reporting staff have been especially overloaded with numerous additional duties and responsibilities. As a result, the Company has been unable to allocate the personnel and capital resources necessary to prepare and properly review the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and, in connection therewith, the Company's audited financials for the fiscal year ended December 31, 2001 are not yet available. In addition, the Chapter 11 filing has raised a number of accounting issues which has required the auditors to spend additional time on completing their audit of the Company.

      As a result of the foregoing, the Company will be unable to timely file its Form 10-K, which consequently requires the filing of this Form 12b-25.

      The Company has requested, by letter dated March 7, 2002, that the staff of the Securities and Exchange Commission (the "Commission") not recommend enforcement action to the Commission if the Company modifies its reporting procedures during the pendency of the Company's bankruptcy, including not filing the Company's Annual Report on Form 10-K that is the subject of this report. The Commission has not yet responded to the Company's request.

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PART IV

      (1) Name and telephone number of person to contact in regard to this notification.

                   John A. Bicks                      (212) 317-0185
              -------------------------------------------------------------


      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                  Yes |X|                 No |_|

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Yes |_|                 No |X|

      I.C.H. CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  April 1, 2002                   By:   /S/JOHN A. BICKS
                                           -------------------------------------
                                           Name:  John A. Bicks
                                           Title: Co-Chairman and Co-Chief
                                                  Executive Officer